Exhibit 99.6

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back

2	Date Appendix 3C was given to ASX	23 May 2013

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,264,214	56,000

4	Total consideration paid or payable for the shares/units	$15,473,707.40	$813,859.20

Appendix 3E

Daily share buy-back notice

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	Highest price paid: A$15.50 Lowest price paid: A$8.98	Highest price paid: A$14.67 Lowest price paid: A$14.38 Highest price allowed under rule 7.33: A$15.6681

How many shares/units may still be bought back?

6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back	20,762,520 CUFS / ordinary shares

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date: 13 March 2014
(Company Secretary)

Print name:	Natasha Mercer

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